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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)

                                      AND

                                  SCHEDULE 13D
                               (AMENDMENT NO. 4)
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                           NATIONAL PROCESSING, INC.
                       (NAME OF SUBJECT COMPANY [ISSUER])

                           NATIONAL CITY CORPORATION
                                    (BIDDER)

                          COMMON SHARES, NO PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  637229 10 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                             DAVID L. ZOELLER, ESQ.
                           NATIONAL CITY CORPORATION
                             1900 EAST NINTH STREET
                             CLEVELAND, OHIO 44114
                                 (216) 575-2000

                                WITH A COPY TO:
                           CHRISTOPHER M. KELLY, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              901 LAKESIDE AVENUE
                             CLEVELAND, OHIO 44114
                                 (216) 586-3939
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                 JUNE 22, 1999
        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)

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     This Amendment No. 1 is to the Tender Offer Statement on Schedule 14D-1
that relates to the offer by National City Corporation, a Delaware corporation (the "Purchaser"), to purchase all outstanding common shares, no par value (the "Shares"), of National Processing, Inc., an Ohio corporation (the "Company"), not currently owned by the Purchaser, at a purchase price of $9.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 28, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), which are annexed to and filed with this Schedule 14D-1 as Exhibits (a)(1) and (a)(2), respectively. This Schedule 14D-1 is being filed on behalf of the Purchaser.

     This Schedule 14D-1 also constitutes Amendment No. 4 to Schedule 13D with respect to the Purchaser's beneficial ownership of the Shares.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(e) is hereby amended and supplemented by adding to the end thereof the following:

     On June 23, 1999, two lawsuits were filed in the Court of Common Pleas in Cuyahoga County, Ohio by alleged shareholders of the Company against the Company, the Purchaser and individual members of the Company's Board of Directors. Each of these suits was filed as a purported class action on behalf of all shareholders of the Company except the defendants and their affiliates. Each of the complaints is virtually identical in its allegations, which include, among other things, that the defendants have breached their fiduciary duties to plaintiff in connection with the Offer by failing to act in the best interests of the Company's public shareholders, failing to exercise independent business judgment and acting to the detriment of the Company's public shareholders for their own personal benefit. Each complaint seeks: (i) class certification, (ii) preliminary and permanent injunctive relief enjoining defendants from proceeding with or consummating the proposed transactions, (iii) rescission of the transactions if consummated, (iv) monetary damages, (v) attorney's fees and (vi) such other relief as the court determines is just and proper. The Purchaser believes the charges of wrongdoing contained in the complaint are without merit and intends to contest them vigorously.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11(a) is hereby amended and supplemented by adding to the end thereof the following:

          (a)(8)  Summary Advertisement, dated June 30, 1999.
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          NATIONAL CITY CORPORATION

                                          By: /s/ ROBERT G. SIEFERS

                                            ------------------------------------
                                              Name: Robert G. Siefers
                                              Title: Vice Chairman and
                                                     Chief Financial Officer

Dated: June 30, 1999
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                                 EXHIBIT INDEX

EXHIBIT
  NO.                             DESCRIPTION
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
(a)(8)    Summary Advertisement, dated June 30, 1999.